Exhibit 99.(m)(8)

Appendix A - List of Portfolios and Classes

As of December 16, 2020

Fund	Classes Offered

Emerging Markets Portfolio	Advisor Class Investor Class
Emerging Markets Research Portfolio	Institutional Class
Global Equity Portfolio	Advisor Class Institutional Class
Global Equity Research Portfolio	Institutional Class
Frontier Emerging Markets Portfolio	Institutional I Class Institutional II Class Investor Class
Institutional Emerging Markets Portfolio	Institutional Class
International Equity Portfolio	Institutional Class Investor Class
International Equity Research Portfolio	Institutional Class
International Small Companies Portfolio	Institutional Class Investor Class
Chinese Equity Portfolio	Institutional Class